SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULED 13d-2(a) UNDER THE SECURITIES ACT OF 1934

RedHill Biopharma Ltd.

(Name of Issuer)

Ordinary Shares	757468103
(Title of class of securities)	(CUSIP number)

21 Ha'arba'a Street, Tel Aviv 64739, Israel

Telephone: +972-3-541-3131

(Name, address and telephone number of person authorized to receive notices and communications)

January 10, 2013

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13(d)-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

(Continued on following pages)

CUSIP No. 757468103	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS Dr. Shmuel Cabilly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,555,678 (1)
	8	SHARED VOTING POWER ---
	9	SOLE DISPOSITIVE POWER 4,555,678 (1)
	10	SHARED DISPOSITIVE POWER ---
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,555,678
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.22% (2)
14	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure is as of January 10, 2013 and includes options to purchase 167,500 Ordinary Shares exercisable within 60 days of January 10, 2013 and Tradable Series 1 Warrants to purchase 497,500 ordinary shares and non-tradable warrants to purchase 668,801 ordinary shares.

(2) Based on 61,788,827 ordinary shares outstanding as of January 10, 2013 (as reported in a Form 6-K submitted by the Issuer on January 10, 2013).

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Item 1. Security and Issuer

This Statement on Schedule 13D (this "Statement") relates to the ordinary shares, par value NIS 0.01 per share (the "Ordinary Shares"), of RedHill Biopharma Ltd., a company organized under the laws of Israel ("RedHill"). The address of the principal executive offices of RedHill is21 Ha'arba'a Street, Tel Aviv 64739, Israel.

Item 2.  Identity and Background.

(a) – (c), (f) This Statement is filed by Dr. Shmuel Cabilly, a citizen of the State of Israel (the "Reporting Person"). Dr. Shmuel Cabilly is a private investor and serves as a director in several companies, including RedHill. His principal business address is 13 Em Kol Hai Street, Gedera, Israel.

(d) – (e) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Dr. Shmuel Cabilly used his personal funds to obtain beneficial ownership over 4,388,178 Ordinary Shares. Options to purchase 167,500 Ordinary Shares were obtained in connection with the services he has provided as a director of RedHill.

Item 4.  Purpose of Transaction.

The Reporting Person intends to review the performance of his investment in RedHill from time to time. Depending on various factors, including the business, prospects and financial position of RedHill, the current and anticipated future price levels of the Ordinary Shares and currency exchange rates, the conditions in the securities markets and general economic and industry conditions, as well as the other investment opportunities available to him, the Reporting Person will take such actions with respect to his investment in RedHill as he deems appropriate in light of the circumstances existing from time to time. The Reporting Person may purchase additional Ordinary Shares of RedHill or may, and hereby reserve the right to, dispose of some or all of his holdings, including in accordance with a Rule 10b5-1 trading plan, in the open market, in public offerings, in privately negotiated transactions or in other transactions, including derivative transactions.

Except as provided above, the Reporting Person does not have any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although the Reporting Person reserves the right to develop such plans).

Item 5. Interest in Securities of the Issuer.

(a)	As of the date of January 10, 2013, Dr. Shmuel Cabilly is the beneficial owner of 3,221,887 Ordinary Shares of RedHill. In addition, Dr. Shmuel Cabilly holds options exercisable within 60 days of January 10, 2013 into 167,500 RedHill ordinary shares, Tradable Series 1 Warrants to purchase 497,500 Ordinary Shares and non-tradable warrants to purchase 668,801 Ordinary Shares. As such, Dr. Shmuel Cabilly is the beneficial owner of 4,555,678 Ordinary Shares of RedHill, representing approximately 7.22% of the total outstanding Ordinary Shares of RedHill based on 61,788,827 Ordinary Shares outstanding as of January 10, 2013 (as reported in a Form 6-K submitted by the Issuer on January 10, 2013).

(b)	As of January 10, 2013, Dr. Shmuel Cabilly has sole voting and dispositive power over 4,555,678 Ordinary Shares of RedHill.

(c)	The Reporting Person has not effected any transaction in Ordinary Shares of RedHill during the 60 days prior to the filing of this Schedule 13D, except as described in Item 6 below.

(d)	Not applicable.

(e)	Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

August 2010 Mandatory Convertible Loan Agreements

From June 2010 to August 2010, a number of investors, including Dr. Cabilly, entered into loan agreements with RedHill pursuant to which RedHill received gross proceeds of approximately $3.5 million. The loans under these loan agreements accrued interest at an annual rate of 8%, which was payable upon the conversion of the loans.

Under the terms of the loan agreements, RedHill agreed to pay the investors 5% of the proceeds of (i) net sales by RedHill or its sublicensees or distributors; and (ii) down payments and milestone payments from sublicenses or distributor transactions paid to RedHill in connection with the first two new products purchased by RedHill subsequent to the closing of this loan financing.  Such royalties were payable (i) with regard to net sales over a period of 5 years from the date of the first commercial sale of either of these products; and (ii) with regard to down payments and milestone payments over a period of 5 years commencing from August 11, 2010. Following necessary RedHill corporate approvals, it was determined that the investors would be entitled to royalties with respect to RHB-103 for the treatment of acute migraine headaches and RHB-104 for the treatment of Crohn's disease.

On August 31, 2010, each of these loan agreements was replaced in their entirety by a new convertible loan agreement, pursuant to which the loans accrued interest at an annual rate of 8% and were automatically convertible into ordinary shares and ordinary share warrants upon the occurrence of specified events, including an initial public offering of RedHill's shares. However, the obligation to pay the investors the royalty payments described above remained in full force and effect.

Immediately prior to the completion of RedHill's initial public offering on the Tel Aviv Stock Exchange, all outstanding loans under the loan agreements, together with accrued interest, were converted into (i) 6,281,858 ordinary shares at a conversion price of NIS 2.11 ($0.5721) per share and (ii) warrants exercisable for an aggregate number of ordinary shares equal to approximately $1 million (representing 30% of the aggregate original loan amount) divided by the exercise price. Investors became entitled to receive their pro rata share of the shares and warrants based on their respective loan amounts.  The current exercise price for the outstanding warrants is $0.86 per share.

Following necessary RedHill corporate approvals, on January 10, 2013, RedHill issued an aggregate of 2,317,186 ordinary shares in exchange for the acquisition and termination of the royalty rights granted to investors pursuant to the August 2010 mandatory convertible loan agreement. Each investor received a number of shares on a pro-rata basis in accordance with their respective royalty rights, including Dr. Cabilly who was issued 333,841ordinary shares.

November 2012 private placement

On January 10, 2013, RedHill issued in a private placement 6,481,280 ordinary shares at a price per share of NIS 4.00 and non-tradable warrants to purchase up to 3,240,640 ordinary shares at exercise prices ranging from $1.18 to $1.54, depending on the date of exercise. In connection with this private placement RedHill received an aggregate investment amount of approximately $6.56 million. Investors included Dr. Cabilly, who was issued 988,000 Ordinary Shares and non-tradable warrants to purchase up to 494,000 Ordinary Shares.

The warrants are exercisable for a period of two (2) years until January 10, 2015. The exercise price for each warrant share (the “Warrant Price”) is calculated as follows: (i) in the event the holder exercises the warrant by July 10, 2013 (the “Initial Exercise Period”), the Warrant exercise price will be $1.18; (ii) in the event the holder exercises the holder's warrant within six (6) months following the end of the Initial Exercise Period (the “Second Exercise Period”), the Warrant exercise price will be $1.34; and (iii) in the event the holder exercises the holder's warrant following the end of the Second Exercise Period and until January 10, 2015, the warrant exercise price will be $1.54.

Item 7. Material to be Filed as Exhibits.

1	Form of Term of Convertible Loan, dated August 31, 2010, by and between the RedHill and each of the lenders of the Loan Agreement Letter (incorporated by reference to Exhibit 4.10 to Draft Registration Statement on Form DRS disseminated by RedHill with the Securities and Exchange Commission, dated October 26, 2012).

2	Form of Convertible Loan Agreement, November 7, 2010 by and between RedHill and each of the lenders (incorporated by reference to Exhibit 4.11 to Draft Registration Statement on Form DRS disseminated by RedHill with the Securities and Exchange Commission, dated October 26, 2012).

3	Offer letter agreement, dated October 3, 2012, between Dr. Cabilly and RedHill.

4	Form of Share Purchase Agreement, dated November 26, 2012 by and between RedHill and each of the investors (incorporated by reference to Exhibit 4.19 to Draft Registration Statement on Form DRS disseminated by RedHill with the Securities and Exchange Commission, dated December 18, 2012)

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Signatures

After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

February 13, 2013
	By:	/s/ Dr. Shmuel Cabilly
Dr. Shmuel Cabilly

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